Exhibit 12.1
Penn Virginia Corporation and Subsidiaries
Statement of Computation of Ratio of Earnings to Fixed Charges Calculation
(in thousands, except ratios)

						Nine Months
						Ended
	Year Ended December 31,					September 30,
	2007	2008	2009	2010	2011	2012
Earnings
Pre-tax income*	$52,655	$146,238	$(219,068)	$(109,562)	$(223,053)	$(86,024)
Fixed charges	28,162	33,772	53,535	60,003	62,002	48,439
Total Earnings	$80,817	$180,010	$(165,533)	$(49,559)	$(161,051)	$(37,585)

Fixed Charges
Interest expense	$23,717	$27,614	$47,545	$55,063	$58,199	$45,569
Rental interest factor	4,445	6,158	5,990	4,940	3,803	2,870
Total Fixed Charges	$28,162	$33,772	$53,535	$60,003	$62,002	$48,439

Ratio of Earnings to Fixed Charges	2.9x	5.3x	**	**	**	**

* Includes cash distributions from equity affiliates and excludes equity earnings from affiliates. Also excludes capitalized interest.
** During 2009, 2010, 2011 and the nine months ended September 30, 2012, earnings were deficient by $219,068, $109,562, $223,053 and $86,024, respectively, regarding coverage of fixed charges.